Free Writing Prospectus

Filed on March 24, 2020 Pursuant to Rule 433

Registration Statement No. 333-229547

KIMBERLY-CLARK CORPORATION

$750,000,000 3.100% Notes due March 26, 2030

PRICING TERM SHEET

Dated March 24, 2020

Issuer:	Kimberly-Clark Corporation

Security Type:	Senior Notes

Offering Format:	SEC Registered

Principal Amount:	$750,000,000 of 3.100% Notes due March 26, 2030 (the “Notes”)

Maturity Date:	March 26, 2030

Coupon:	3.100%

Interest Payment Dates:	Semi-annually on March 26 and September 26, commencing September 26, 2020

Interest Record Dates:	March 11 and September 11

Price to Public:	99.923% of the principal amount

Net Proceeds After Underwriting Discount and Before Other Expenses:	$746,047,500

Benchmark Treasury:	UST 1.500% due February 15, 2030

Benchmark Treasury Yield:	0.859%

Spread to Benchmark Treasury:	225 bps

Yield to Maturity:	3.109%

Optional Redemption:	Prior to December 26, 2029 (the “Par Call Date”), the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of the principal on the Notes to be redeemed and interest thereon that would be due after the related redemption date if such Notes matured on the Par Call Date (provided, however, that, if such redemption date is not an interest payment date with respect to such Notes, the amount of the next scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date) discounted, on a semi-annual basis, at the applicable treasury rate plus 35 basis points, plus, in each case, accrued and unpaid interest to the date of redemption. On or after the Par Call Date, the Notes will be redeemable, at the option of Kimberly-Clark Corporation, at any time, in whole or in part, at a redemption price equal to 100% of principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Change of Control:	Kimberly-Clark Corporation will be required to make an offer to repurchase the Notes at a price of 101% of the principal amount plus accrued and unpaid interest upon a Change of Control Repurchase Event.

Expected Settlement Date:	March 26, 2020 (T+2)

CUSIP:	494368 CB7

ISIN:	US494368CB71

Joint Active Lead Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Joint Passive Lead Managers	BBVA Securities Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (No. 333-229547) (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read each of these documents and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 800-831-9146, J.P. Morgan Securities LLC toll-free at 212-834-4533 or Morgan Stanley & Co. LLC toll-free at 866-718-1649.

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